SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of
1934 (Amendment No. 3)
JAMES RIVER BANKSHARES INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
470345109
(CUSIP Number)
Check the following box if a fee is being
paid with this statement.
(A fee is not required only if the filing
person: (1) has a previous statement on
file reporting beneficial ownership of
more than five percent of the class of
securities described in Item 1; and (2)
has filed no amendment subsequent thereto
reporting beneficial ownership of five
percent or less of such class). (See Rule
13d-7).
The remainder of this cover page shall be
filled out for a reporting person's
initial filing on this form with respect
to the subject class of securities, and
for any subsequent amendment containing
information which would alter the
disclosures provided in a prior cover
page.
The information required in the remainder
of this cover page shall not be deemed to
be "filed" for the purpose of Section 18
of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but shall be subject to all other
provisions of the Act (however, see the
Notes).
(Continued on following pages(s))
CUSIP NO. 470345109
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
NationsBank Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP*
(a)
(b)
X
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
185963
6
SHARED VOTING POWER
2970
7
SOLE DISPOSITIVE POWER
120992
8
SHARED DISPOSITIVE POWER
64132
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
190196
10
CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW 9
5.18
12
TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP NO. 470345109
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
NB Holdings Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP*
(a)
(b)
X
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
185963
6
SHARED VOTING POWER
2970
7
SOLE DISPOSITIVE POWER
120992
8
SHARED DISPOSITIVE POWER
64132
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
190196
10
CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW 9
5.18
12
TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP NO. 470345109
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
NationsBank, N.A.
2
CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP*
(a)
(b)
X
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. National Banking Association
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
185963
6
SHARED VOTING POWER
2970
7
SOLE DISPOSITIVE POWER
120992
8
SHARED DISPOSITIVE POWER
64132
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
190196
10
CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW 9
5.18
12
TYPE OF REPORTING PERSON *
BK
*SEE INSTRUCTION BEFORE FILLING OUT!
SCHEDULE 13G
Item 1(a) Name of Issuer:
James River Bankshares Inc.
Item 1(b) Address of Issuer's Principal
Executive Offices:
1512 Holland Road
Suffolk, Virginia 23434
Item 2(a) Name of Person(s) Filing:
(a) NationsBank Corporation
(b) NB Holdings Corporation
(c) NationsBank, N.A.
Item 2(b) Address of Principal Business
Office or, if none, Residence:
(a) 101 South Tryon Street, NationsBank
Plaza, Charlotte, North Carolina 28255
(b) 100 North Tryon Street, NationsBank
Corporate Center, Charlotte, North
Carolina 28255
(c) 110 South Tryon Street, NationsBank
Plaza, Charlotte, North Carolina 28255
Item 2(c) Citizenship:
(a) North Carolina corporation
(b) North Carolina corporation
(c) U.S. National Banking Association
Item 2(d) Title of Class of
Securities: Common Stock
Item 2(e) CUSIP Number:
470345109
Item 3 If this statement is filed
pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)
Broker or Dealer registered under Section
15 of the Act
(b)
X

Bank as defined in Section 3(a)(6) of the
Act
(c)
Insurance Company as defined in Section
3(a)(19) of the Act
(d)
Investment Company registered under
Section 8 of the Investment Company Act
(e) Investment Advisor registered under
Section 203 of the
Investment Advisors Act of 1940
(f)
Employee Benefit Plan, Pension Fund which
is subject to the
provisions of the Employee Retirement
Income Security Act of 1974 or Endowment
Fund; see Sub-section 240.13d
1(b)(1)(ii)(F)
(g)
X
Parent Holding Company in accordance with
Sub-section
240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)
X
Group, in accordance with Sub-section
240.13d-1(b)(1)(ii)(H)
The following entities are holding
companies:
NationsBank Corporation
NB Holdings Corporation
The following entities are banks:
NationsBank, N.A.
The following entities are registered
investment advisors:
Item 4 Ownership:
With respect to the beneficial ownership
of the reporting entity as of 12/31/97,
see Items 5 through 11, inclusive, of the
respective cover pages of this Schedule
13G applicable to such entity which are
incorporated herein by reference.
Item 5 Ownership of Five Percent or Less
of a Class:
If this statement is being filed to
report the fact that as of the date
hereof the reporting person has ceased to
be the beneficial owner of more than five
percent of the class of securities, check
the
following
Item 6 Ownership of More Than Five Percent
on Behalf of Another Person:
To the extent that the reported shares are
held in various fiduciary accounts,
dividends and the proceeds of such shares
are payable to other persons, including
such accounts, the beneficiaries or
settlors thereof or a combination of such
persons. In certain instances, other
persons (including beneficiaries and
settlors) may be deemed to have the
power to direct receipt of dividends or
the proceeds of the sale of shares
reported herein. To the best of the
undersigned's knowledge and belief, no one
other person has such an economic interest
relating to more than 5% of the class of
reported shares.
Item 7 Identification and Classification
of the Subsidiary Which Acquired
the Security Being Reported on By the
Parent Holding Company:
Pursuant to Rule 13d-1(b)(1)(ii)(G) of the
Securities Exchange Act of 1934,
NationsBank Corporation is filing this
Schedule 13G as a parent holding company
of the following: a. NB Holdings
Corporation, which is a holding company of
its subsidiaries, NationsBank, N.A.
classifiable under Item 3(b) as Banks as
defined in Section 3(a)(6) of the
Securities Exchange Act of 1934.
Item 8 Identification and Classification
of Members of the Group:
Except for the relationships referred to
in Item 7 hereof, the reporting entities
do not affirm the existence of a group.
This Form is filed on behalf of each of
the entities listed in Item 2(a) hereof.
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the
best of my knowledge and belief, the
securities referred to above were acquired
in the ordinary course of business and
were not acquired for the purpose of and
do not have the effect of changing or
influencing the control of the issuer of
such securities and were not acquired in
connection with or as a participant in any
transaction having such purpose or effect.
Signature
After reasonable inquiry and to the best
of my knowledge and belief, I certify that
the information set forth in this
statement is true, complete and correct.
NATIONSBANK CORPORATION
NB HOLDINGS CORPORATION
NATIONSBANK, N.A.
Date: February 17, 1998
By:
Name: Satish G. Pattegar
Title: Senior Vice President